BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

August 27, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention:	Jennifer Monick
Staff Accountant

Re:	BGC Partners, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-35591

Dear Ms. Monick:

On behalf of BGC Partners, Inc. (the “Company”), we are writing in response to your comment letter, dated July 29, 2015, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed on March 2, 2015 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed on May 11, 2015.

For your convenience, the Company has repeated your comments in full, and the Company’s responses are consistent with the numbering of the comments and headings used in your letter.

The Company is requesting confidential treatment of the redacted portions of this letter (indicated by asterisks [***]) in a separate letter to you, with a copy provided to the Office of Freedom of Information and Privacy Act Operations.

Form 10-K for the fiscal year ended December 31, 2014

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk, page 125

1.	Please tell us what consideration you gave to providing a sensitivity analysis for each currency (e.g., British Pounds and Euro) that may have an individually significant impact on future earnings.

United States Securities and Exchange Commission

Division of Corporation Finance

August 27, 2015

Response #1

In consideration of your comments received on July 29, 2015, we advise the Staff that, in future filings, we will enhance our disclosure related to foreign currency risk to discuss the effects of exchange rates on our results of operations. The following represents our proposed enhanced disclosure, using the six months ended June 30, 2015 for illustrative purposes:

Foreign Currency Risk

BGC Partners is exposed to risks associated with changes in foreign exchange rates. Changes in foreign exchange rates create volatility in the U.S. Dollar equivalent of the Company’s revenues and expenses. In addition, changes in the remeasurement of BGC Partners’ foreign currency denominated financial assets and liabilities are recorded as part of its results of operations and fluctuate with changes in foreign currency rates. BGC monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

The majority of the Company’s foreign currency exposure is related to the U.S. Dollar versus the British Pound and the Euro. While our international results of operations, as measured in U.S. Dollars, are subject to foreign exchange fluctuations, we do not consider the related risk to be material to our results of operations. For the financial assets and liabilities denominated in the British Pound and Euro, including foreign currency hedge positions related to these currencies, we evaluated the effects of a 10% shift in exchange rates between those currencies and the U.S. Dollar, holding all other assumptions constant. The analysis identified the worst case scenario as the Euro strengthening against the U.S. Dollar and the British Pound weakening against the U.S. Dollar. If as of June 30, 2015 the Euro had strengthened against the U.S. Dollar by 10% and the British Pound had weakened against the U.S. Dollar by 10%, the currency movements would have had an aggregate negative impact on our net income of approximately $1.4 million.

20. Commitments, Contingencies and Guarantees

Employment, Competitor-Related and Other Litigation, page 168

2.

We note that on January 13, 2015 you agreed to a settlement with Tullet Prebon plc wherein you paid $100 million in aggregate to resolve all ten outstanding lawsuits. With respect to the settlement, please tell us how you have complied with ASC 450-20 in periodic filings prior to your Form 10-K for the fiscal year ended December 31, 2014. Specifically, tell us when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25. Additionally, tell us how you determined that the loss contingency was not at least reasonably

United States Securities and Exchange Commission

Division of Corporation Finance

August 27, 2015

possible and that it was not necessary to disclose an estimate of the possible loss or range of loss in prior periodic filings in accordance with paragraph 4 of ASC 450-20-50. Your response should include, but not be limited to, a discussion of the exact timeline of this settlement and the dates of your prior periodic filings.

Response #2

In preparing its quarterly financial statements, the Company evaluates each litigation, regulatory matter or other contingency to determine whether or not it is probable, reasonably possible or remote that a liability has been incurred, and, if it is probable, whether a loss or range of loss can reasonably be estimated, under the provisions of ASC 450-20-50. Reserves are established or adjusted and further disclosure and estimates of potential loss are provided as information becomes available.

The Company’s policy is to include specific disclosure in notes to its financial statements about a litigation or regulatory matter if there is at least a reasonable possibility that a material loss will be incurred. Consistent with ASC 450-20-50, the Company includes information about the nature of the matter and either an estimate of the potential loss or range of loss or, in the event a reasonable estimate cannot be made, a statement that the Company is unable to estimate its potential liability or range of potential liability.

As described below, the Company disclosed and updated the disclosure related to the disputes with Tullett, a competitor of the Company, in the Company’s periodic filings and recorded liabilities when potential losses became probable and reasonably estimable.

United States Securities and Exchange Commission

Division of Corporation Finance

August 27, 2015

As detailed on the enclosed timeline, the Company established reserves with respect to potential liabilities related to the Tullett disputes in the applicable quarters which the Company believed were appropriate in light of the information available at the time. The Company reviewed these reserves on a quarterly basis throughout 2014. In its periodic disclosures, the Company disclosed the amounts claimed in the Tullett matters and stated that it was unable to estimate a possible loss or range of loss in connection with specific matters beyond the current accrual and any other amounts disclosed. It further noted in such filings that Company management believed that, based on then-currently available information, the final outcome of the pending Tullett disputes would not have a material adverse effect on the Company’s consolidated financial statements and disclosures taken as a whole. The Company recorded liabilities in the appropriate periods when potential losses became probable and reasonably estimable. It was not until the Company reached the final settlement with Tullett on January 13, 2015 that the Tullett disputes were settled and the full amount of the loss was determined.

Separate from the disputes with Tullett, the Company had commenced a tender offer to acquire all of the outstanding common stock of another of its competitors, GFI Group Inc. (“GFI”), on October 22, 2014. In late December 2014 and early January 2015, the Company was aware of news reports and market intelligence regarding potential broker departures at GFI and potential broker hiring by other industry competitors of the Company and GFI, including Tullett. At the same time, management of the Company understood that GFI was contemplating a potential settlement agreement regarding claims with another competitor that would include various non-solicitation or non-hire provisions related to GFI’s brokers. In addition, an adverse judgment well in excess of the ultimate settlement amount, even if it were reversed on appeal (however probable), might have affected the Company’s ability to complete the GFI tender offer (which management believed was becoming more likely). Further, a non-hire provision including GFI employees in a potential settlement became more useful to the Company in light of the GFI tender offer. These factors contributed to management’s decision to settle all of the pending Tullett matters. A proposed Tullett settlement would resolve all ten matters, including the pending arbitrations and smaller state court matters brought against individual managers and brokers, and contain a non-hire provision that would benefit the Company.

In light of the facts and circumstances, both in the Tullett matters and separately relating to the GFI tender offer, on January 13, 2015 the Company entered into a settlement agreement with Tullett to resolve all of the ten disputes. The settlement agreement contained a one-year non-hire provision in which the Company and Tullett agreed not to hire the senior employees, including desk heads, of the other party and its subsidiaries. The non-hire provision specifically included employees of GFI in the event that the Company closed on its proposed acquisition of GFI.

United States Securities and Exchange Commission

Division of Corporation Finance

August 27, 2015

Following the Tullett settlement, since the amount of the loss was finally and fully determined prior to the Company issuing its Form 10-K for the year ended 2014, in that Form 10-K the Company disclosed the $100 million settlement amount and the fact that, as of December 31, 2014, the Company had accrued the settlement amount and all related expenses in accordance with GAAP. On February 19, 2015, the Company entered into a tender offer agreement with GFI and closed on its acquisition of majority control of GFI on February 26, 2015.

We have attached as Exhibit A to this letter an exact timeline of the filing dates of the Company’s Form 10-Qs for 2014 and the events surrounding the Tullett disputes and GFI tender offer.

Form 10-Q for the quarterly period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements

4. Acquisitions, page 16

3.	We note that you have recorded an intangible asset not subject to amortization in connection with the acquisition of GFI. Please tell us more about the trade name and the factors you considered in determining that it has an indefinite life. In this regard, please tell us how you determined there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trade name. See ASC 350-30-35-1 through -5.

Response #3

We advise the Staff that the intangible asset not subject to amortization primarily consists of the trade name, GFI Group Inc. As noted in ASC 350-30-35-4, if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. ASC 350-30-35-4 further states that the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon – that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity. GFI has built a strong reputation as a leading intermediary and provider of trading technologies and support services to the global over-the-counter and listed markets, and provides brokerage and trade execution services to institutional customers in markets for a range of fixed income, financial, equity and commodity instruments. The GFI trade name, which was established in 1987, is very well recognized in the industry and clearly adds value to the Company’s wholesale brokerage business.

United States Securities and Exchange Commission

Division of Corporation Finance

August 27, 2015

As previously announced and disclosed in our prior filings, GFI is expected to remain a separately branded division of the Company for the foreseeable future. We further advise the Staff that we have not identified any legal, regulatory or contractual limitations related to the trade name, GFI. GFI, in common with BGCP and the industry in general, has recovered from several economic downturns since GFI’s inception, which we believe is a strong indicator that there are no foreseeable competitive, economic or other factors that would limit the useful life of the name. Based on these factors, we have concluded that there is no foreseeable limit on the period of time over which the trade name is expected to contribute to our cash flows and have concluded that it has an indefinite life.

20. Income Taxes, page 42

4.	Please tell us how you complied with paragraph 2 of ASC 740-30-50, or tell us how you determined it was not necessary to disclose the amount of additional tax that may be payable in the event that your undistributed foreign pre-tax earnings are repatriated.

Response #4

In consideration of your comment received July 29, 2015, we added the following disclosure to the note “20. Income Taxes” in our fiscal year 2015 second quarter Form 10-Q filed August 10, 2015, and will include similar disclosure, as appropriate, in future filings:

As of June 30, 2015, the Company had $287.7 million of undistributed foreign pre-tax earnings; it is our intention to permanently reinvest them in the Company’s foreign operations. It is not practicable to determine the amount of additional tax that may be payable in the event these earnings are repatriated due to the fluctuation of the relative ownership percentages of the foreign subsidiaries between the Company and BGC Holdings, L.P.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity Analysis, page 67

5.	Please provide liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries in future periodic filings. In this regard, please disclose the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please provide us with the disclosure you intend to include in future periodic filings. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350.

United States Securities and Exchange Commission

Division of Corporation Finance

August 27, 2015

Response #5

In consideration of your comment received on July 29, 2015, we advise the Staff that, in future filings, we will include disclosures regarding the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries in our Liquidity Analysis. The following represents our proposed disclosure, using June 30, 2015 for illustrative purposes:

As of June 30, 2015, the Company had $364.0 million of cash and cash equivalents, and included in this amount was $204.6 million of cash and cash equivalents held by foreign subsidiaries. In addition, it is our intention to permanently reinvest undistributed foreign pre-tax earnings in the Company’s foreign operations. It is not practicable to determine the amount of additional tax that may be payable in the event these earnings are repatriated due to the fluctuation of the relative ownership percentages of the foreign subsidiaries between the Company and BGC Holdings, L.P.

* * * *

The Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the foregoing should be directed to the undersigned at 011 44 207 894 7473.

Very truly yours,

BGC Partners, Inc.

By:	/s/ Anthony Graham Sadler
Anthony Graham Sadler
Chief Financial Officer

cc:	Mr. Howard W. Lutnick (BGC Partners, Inc.)
Mr. Stephen Merkel, Esq. (BGC Partners, Inc.)
Ms. Janet Truncale (Ernst & Young, LLP)
Mr. Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)

[CONFIDENTIAL TREATMENT REQUESTED BY BGC PARTNERS, INC.]

EXHIBIT A

TIMELINE OF EVENTS LEADING TO SETTLEMENT OF TULLETT CLAIMS AND RELATED ACCOUNTING ANALYSIS

Date	Description of Event/Accounting Analysis

May 12, 2014

The Company filed its Form 10-Q for the quarter ended March 30, 2014.

Accounting Analysis:

The Company’s financial statements included a reserve of approximately [***][1] with respect to potential liability related to the Tullett matters at the date of filing. In its disclosure, the Company stated that it was unable to estimate a possible loss or range of loss in connection with specific matters beyond the current accrual and any other amounts disclosed. The amount reserved was based on the analysis provided by internal and outside counsel, the complexity of the multiple claims, the various stages of the multiple claims and other factors.

From the outset of the initial Tullett disputes, the Company had disputed Tullett’s claims and believed that it had strong legal defenses and a strong factual record. The parties’ experts diverged widely on key factual issues, including measures of potential damages.

Furthermore, on this date, the Company could not assess the amount of loss due to a possible negotiated settlement because any settlement negotiations were limited and non-productive and it was unclear if Tullett or the Company would be willing to settle at an amount that the Company might find reasonable or on acceptable terms or conditions. Consistent with prior filings, the Company continued to state that it had substantial defenses to the claims made in the pending actions and that the damages and injunctive relief sought were unwarranted and unprecedented and an attempt to use the judicial and industry dispute resolution mechanisms to shift blame in connection with broker hiring that was typical for the consolidating financial services industry.

July 9, 2014	A FINRA arbitration panel issued an award against certain BGC companies and desk heads in connection with certain of the Tullett disputes. The Company’s portion of the award consisted of approximately $13 million in damages from certain BGC subsidiaries. The Company also paid approximately $20 million in damages incurred by certain desk heads that had moved to BGC.

[1]	[***] Confidential treatment requested by BGC Partners, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83(c). BGCCTR1OF7/RL08/27/15

[CONFIDENTIAL TREATMENT REQUESTED BY BGC PARTNERS, INC.]

August 8, 2014

The Company filed its Form 10-Q for the quarter ended June 30, 2014.

Accounting Analysis:

The July 2014 payment of approximately $33 million in the FINRA arbitration had previously been reserved for as part of the approximately [***][2] reserve. [***][3]

Additional Tullett claims were pending in other venues arising from various legal theories on similar facts and circumstances, but the Company did not believe that further awards related to the Tullett matters over and above the remaining reserve were probable or reasonably estimable at that time. The Company continued to believe, based on discussions with counsel, that it had substantial defenses to the claims made in the other pending actions, particularly the New Jersey action, and that the damages and injunctive relief sought in the pending actions were unwarranted and unprecedented.

Furthermore, on this date, the Company could not assess the amount of loss due to a possible negotiated settlement because any settlement negotiations were limited and non-productive and it was unclear if Tullett or the Company would be willing to settle at an amount that the Company might find reasonable or on acceptable terms or conditions.

As stated in the Form 10-Q for the period, the Company was unable to estimate a possible loss or range of loss beyond the amount accrued.

August 2014 through December 17, 2014	During this period, the Company was unsuccessful in dismissing the New Jersey action pursuant to certain pre-trial motions. Trial in the New Jersey action commenced in September 2014 and continued to the testimony phase, which ended on December 17, 2014. During this period, the parties engaged in limited, non-productive settlement discussions and participated in a mediation with a retired New Jersey judge.

October 22, 2014	The Company commenced a tender offer to acquire all of the outstanding common stock of GFI.

[2]	[***] Confidential treatment requested by BGC Partners, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83(c). BGCCTR2OF7/RL08/27/15.
[3]	[***] Confidential treatment requested by BGC Partners, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83(c). BGCCTR3OF7/RL08/27/15.

[CONFIDENTIAL TREATMENT REQUESTED BY BGC PARTNERS, INC.]

November 7, 2014

The Company filed its Form 10-Q for the quarter ended September 30, 2015.

Accounting Analysis:

The Company increased the reserve in the financial statements for this period [***][4] This decision was based on the analysis of the case provided by inside and outside counsel, the complexity of the multiple claims, the trial proceedings and testimony, and other factors. Specifically, the Company took into consideration the ongoing trial developments in the New Jersey action, including its loss of certain pre-trial motions, as well as a settlement offer that had been made by the Company and rejected by Tullett, and the mediation in front of the retired New Jersey judge. Based on these factors and information garnered from the mediation process, the Company increased the reserve. As it had done from the outset of the Tullett litigation, the Company continued to dispute Tullett’s claims and believed that it had strong legal defenses and a strong factual record. [***][5]

Further, while the Company had commenced a tender offer for the stock of GFI, no substantial negotiations with GFI management had occurred since the launch which would impact the Company’s view of settlement of the Tullett matters. At the time of the Form 10-Q filing, testimony at trial in the New Jersey action was actively proceeding and no relevant judicial rulings had occurred that impacted the Company’s assessment of the disputes above the specified reserve.

Furthermore, on this date, the Company could not assess the amount of loss due to a possible negotiated settlement because any settlement negotiations were limited and non-productive and it was unclear if Tullett or the Company would be willing to settle at an amount that the Company might find reasonable or on acceptable terms or conditions.

As stated in the Form 10-Q for the period, the Company was unable to estimate a possible loss or range of loss beyond the amount accrued.

December 17, 2014	Testimony ended in the New Jersey trial. A motion to dismiss the case was made by the Company.

From December 26, 2014 through January 1, 2015	The Company and GFI disclosed that they had exchanged drafts of a tender offer agreement and engaged in a number of negotiations, counter offers and other matters, all of which were publicly disclosed in Schedule 13D filings by the Company.

January 2, 2015	On this date, prior to the closing arguments, the Judge in the New Jersey action dismissed the racketeering claims against the Company, but permitted the remainder of the claims, including Tullett’s request for significant economic and potential punitive damages, to proceed to the jury.

[4]	[***] Confidential treatment requested by BGC Partners, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83(c). BGCCTR4OF7/RL08/27/15.
[5]	[***] Confidential treatment requested by BGC Partners, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83(c). BGCCTR5OF7/RL08/27/15.

[CONFIDENTIAL TREATMENT REQUESTED BY BGC PARTNERS, INC.]

January 6-8, 2015

Closing arguments were concluded in the New Jersey action. Final jurors and alternates were selected, and the jury began to deliberate. [***][6]

On January 7, 2015, the Company extended the expiration date of its GFI tender offer to January 27, 2015.

January 9, 2015	The Company began settlement talks with Tullett that included potential settlement amounts with respect to the ten Tullett matters as a whole, as well as a non-hire agreement.

January 13, 2015

The Company entered into a settlement agreement with Tullett to resolve the ten matters. The settlement agreement contained a one-year non-hire provision in which the Company and Tullett agreed not to hire the senior employees, including desk heads, of the other party and its subsidiaries. The non-hire provision included employees of GFI should the Company close on its proposed acquisition of GFI.

At this point, the Company believed that the full and final loss relating to the Tullett disputes had been determined.

February 19-25, 2015	The Company entered into a tender offer agreement with GFI and closed on its acquisition of majority control of GFI on February 26, 2015.

March 2, 2015

The Company filed its annual report on Form 10-K.

Accounting Analysis:

The final $100 million settlement amount for all ten Tullett matters was disclosed in the 2014 financial statements. Following the settlement, since the amount of the loss was finally and fully determined prior to the Company’s issuance of its Form 10-K for the year ended 2014, [***][7] and disclosed that, as of December 31, 2014, the Company had accrued the settlement amount and all related expenses in accordance with GAAP.

[6]	[***] Confidential treatment requested by BGC Partners, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83(c). BGCCTR6OF7/RL08/27/15.
[7]	[***] Confidential treatment requested by BGC Partners, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83(c). BGCCTR7OF7/RL08/27/15.

A-4